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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:       Worldwide Index Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                 c/o 790 East Colorado Boulevard, 9th Floor
                 Pasadena, California 91101

Telephone Number (including area code):  (626) 793-8078

Name and address of agent for service of process:

F. Brian Cerini
Watermark Investment Advisors, Ltd.
790 East Colorado Boulevard, 9th Floor
Pasadena, California 91101

                      Copies to:       W. John McGuire, Esq.
                                       Morgan, Lewis & Bockius LLP
                                       1800 M Street, N.W., 9th Floor
                                       Washington, D.C.  20036

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 Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No__

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Notice:  A copy of the Agreement and Declaration of Trust of Worldwide Index
Funds is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.





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        Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Pasadena State of California on the 8th day of June, 1998.

                                          Signature: THE WORLDWIDE INDEX FUNDS


                                          By: /s/ F. Brian Cerini
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                                              F. Brian Cerini
                                              Sole Trustee, President and
                                                Chief Financial Officer


Attest:  /s/ Catherine J. Taulbee
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         Catherine J. Taulbee